EXHIBIT 12.1

CNL Lifestyle Properties, Inc.

Computation of Ratios of Earnings to Fixed Charges

(in thousands, except ratios)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Loss from continuing operations	$(60,438)	$(11,422)	$(37,059)	$(40,851)	$(81,566)
Equity in earnings (loss) on unconsolidated entities	7,753	11,701	5,521	1,022	10,978

	(68,191)	(23,123)	(42,580)	(41,873)	(92,544)
Add:
Amortization of capitalized interest	122	120	113	106	94
Distributed income from unconsolidated entities	13,497	32,046	40,188	25,891	12,691
Fixed charges (from below)	83,148	74,898	72,494	64,526	54,401
Less:
Capitalized interest	—	(182)	(278)	(179)	(638)

Adjusted Earnings	$28,576	$83,759	$69,937	$48,471	$(25,996)

Fixed charges:
Interest expense (1)	$79,324	$70,877	$68,595	$60,571	$50,616
Estimated interest factor from rental expense (2)	3,824	3,839	3,621	3,776	3,147
Capitalized interest	—	182	278	179	638

Total Fixed Charges	$83,148	$74,898	$72,494	$64,526	$54,401

Ratios of earnings to fixed charges (3)	—	1.12	—	—	—

Deficiency of earnings to fixed charges	$54,572	$—	$2,557	$16,055	$80,397

FOOTNOTES:

(1)	Includes amortized premiums, discounts and amortized capitalized financing costs for both continuing operations and discontinued operations.
(2)	Represents the portion of rental expense that is a reasonable approximation of the interest factor.
(3)	For the years ended December 31, 2014, 2012, 2011 and 2010, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of approximately $54.6 million, $2.6 million, $16.1 million and $80.4 million, respectively, to achieve coverage of 1:1 for the years ended December 31, 2014, 2012, 2011 and 2010.